 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

DIRTT Environmental Solutions Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

25490H106
(CUSIP Number)

November 27, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

726 BF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		7,420,078
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

7,420,078
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,420,078
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%
12	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

PETER BRIGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		7,420,078
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

7,420,078
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,420,078
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%
12	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

726 BC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,639,126
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,639,126
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,639,126
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.1%
12	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

MATTHEW BRIGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,639,126
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,639,126
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,639,126
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.1%
12	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 25490H106

1	NAME OF REPORTING PERSON

	SHAUN NOLL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		293,257
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		10,059,204
PERSON WITH	7	SOLE DISPOSITIVE POWER

		293,257
	8	SHARED DISPOSITIVE POWER

		10,059,204
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,352,461
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.2%
12	TYPE OF REPORTING PERSON

	IN

6

CUSIP No. 25490H106

Item 1(a).	Name of Issuer:

DIRTT Environmental Solutions Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7303 30th Street S.E.
Calgary, Alberta, Canada
T2C 1N6

Item 2(a).	Name of Person Filing:

This statement is filed by 726 BF LLC, a Delaware limited liability company (“726 BF”), Peter Briger, 726 BC LLC, a Delaware limited liability company (“726 BC”), Matthew Briger and Shaun Noll. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Peter Briger is the Manager of 726 BF. Matthew Briger is the Manager of 726 BC. Shaun Noll has been delegated power to vote and dispose of the securities owned by each of 726 BF and 726 BC. As a result, Peter Briger may be deemed to beneficially own the common shares of the Issuer (the “Shares”) owned by 726 BF, Matthew Briger may be deemed to beneficially own the Shares owned by 726 BC and Shaun Noll may be deemed to beneficially own the Shares owned by each of 726 BF and 726 BC.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of 726 BF and Peter Briger is 314 Lytton Avenue, Suite 200, Palo Alto, CA 94301. The principal business address of each of 726 BC and Matthew Briger is 455 North City Front Plaza Drive, Suite 1730, Chicago, IL 60611. The principal business address of Shaun Noll is 55 Spear Street, 42nd Floor, San Francisco, CA 94105 (Tel: (415) 284-7486).

Item 2(c).	Citizenship:

Each of 726 BF and 726 BC is organized under the laws of the State of Delaware. Each of Peter Briger, Matthew Briger and Shaun Noll is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

25490H106

7

CUSIP No. 25490H106

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/x/	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

8

CUSIP No. 25490H106

Item 4.	Ownership.

The aggregate percentage of Shares reported owned by each person named herein is based upon 84,681,364 Shares outstanding as of November 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

726 BF

(a)	Amount beneficially owned:

7,420,078 Shares

(b)	Percent of class:

8.8%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

7,420,078 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

7,420,078 Shares

9

CUSIP No. 25490H106

Peter Briger

(a)	Amount beneficially owned:

7,420,078 Shares*

(b)	Percent of class:

8.8%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

7,420,078 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

7,420,078 Shares*

__________
*Shares directly owned by 726 BF.

10

CUSIP No. 25490H106

726 BC

(a)	Amount beneficially owned:

2,639,126 Shares

(b)	Percent of class:

3.1%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,639,126 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,639,126 Shares

11

CUSIP No. 25490H106

Matthew Briger

(a)	Amount beneficially owned:

2,639,126 Shares†

(b)	Percent of class:

3.1%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,639,126 Shares†

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,639,126 Shares†

__________
† Shares directly owned by 726 BC.

12

CUSIP No. 25490H106

Shaun Noll

(a)	Amount beneficially owned:

10,352,461 Shares‡#

(b)	Percent of class:

12.2%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

293,257 Shares‡

(ii)	Shared power to vote or to direct the vote

10,059,204 Shares#

(iii)	Sole power to dispose or to direct the disposition of

293,257 Shares‡

(iv)	Shared power to dispose or to direct the disposition of

10,059,204 Shares#

__________
‡ Shares directly owned by Shaun Noll.
# Shares directly owned by 726 BF and 726 BC.

13

CUSIP No. 25490H106

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on August 24, 2020.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

14

CUSIP No. 25490H106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2020	726 BF LLC

	By:	/s/ Peter Briger
		Name:	Peter Briger
		Title:	Manager

/s/ Peter Briger
PETER BRIGER

726 BC LLC

By:	/s/ Matthew Briger
	Name:	Matthew Briger
	Title:	Manager

/s/ Matthew Briger
MATTHEW BRIGER

/s/ Shaun Noll
SHAUN NOLL

15